4|3

[redacted]

08006727

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME BFS Entertainment & Multimedia Ltd

*CURRENT ADDRESS

PROCESSED

NOV 0 7 2008

THOMSON REUTERS

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 04245 FISCAL YEAR 5-3-08

* *Complete for initial submissions only* ** *Please note name and address changes*

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DAT : 11/5/08



2008 ANNUAL REPORT

B·F·S | ENTERTAINMENT & MULTIMEDIA LIMITED


EXTRAORDINARY RENDITION
DANIEL CRAIG
DOMINOES
MIDDLETOWN
CROW ROAD
SHADOW
BON COP BAD COP
KINGS
CIA
STUDS
ALL OF NOTHING AT ALL
BLACK COFFEE
DOCTOR FINLAY
TRAPPED
The Man Who Sued God
KAVANAGH QC
COUSINS
SPLIT SECOND
STATION
YOGA GYMBALL
Cheers

DVD

DISTRIBUTION

PRODUCTION

E-COMMERCE



Subsidiaries and Divisions of
BFS Entertainment & Multimedia Limited

www.bfsent.com

www.bfsproductions.com

www.collectablesdirect.com

www.bodhishop.com

CORPORATE PROFILE

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast when applicable. Distribution rights are obtained by licensing, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentary and is sold under the BFS Video, American Home Treasures and Bodhi Lifestyle™ brands. North American distribution is through national retailers, distributors, mail order companies and BFS' own direct to consumer division with 74% of its business in the United States.

The Company's strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.


EXTRAORDINARY
RENDITION

ENVIRONMENTAL COMMITMENT

BFS believes that good corporate governance includes responsibility for the impact that it has on the environment and our commitment to a clean and sustainable environment for the needs of our children and future generations. BFS is committed to employing sustainable eco-business practices and we continually effectuate new measures to reduce consumption and waste in order to help the environment. We have implemented a new line of DVD packaging made entirely of environmentally friendly materials; it is recyclable and biodegradable when composted. It is printed using vegetable based inks and recycled board, the disc tray is a starch based fibre material and the shrink wrap is derived from plants.


BON COP BAD COP

MESSAGE FROM THE CHAIRMAN

Sales and earnings decreased from the prior year due to the poor United States economy alongside an unfavourable financial impact on our business due to a continued strong Canadian dollar against the U.S. dollar, which averaged $1.02 in Fiscal 2008 compared to $1.14 in Fiscal 2007. The impact of the reduced exchange rate was approximately a $780,000 reduction in revenue compared to the prior year. Notwithstanding this, in fiscal 2009, we expect our new marketing initiatives to substantially contribute to our 2009 revenues and earnings.

On behalf of the Board of Directors, I wish to thank our shareholders, employees and suppliers for their continued support and look forward to a successful fiscal 2009.


KINGS



Denis B.E. Donnelly
Chairman, President and Chief Executive Officer


KISS TELL

FINANCIAL HIGHLIGHTS

		May 3, 2008		May 5, 2007
Sales	**$**	**9,102,446**	$	11,009,798
Net and comprehensive income		**101,082**		787,408
Shareholders' equity		**3,898,490**		3,797,408
Capital asset additions		**431,253**		244,087
Total assets		**4,900,327**		5,211,636
Earnings per share	**$**	**0.01**	$	0.10


HUGH LAURIE
ALL OR NOTHING AT ALL

COMMON SHARE AND PRICE INFORMATION

		First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Average number of shares outstanding		7,828,833	7,828,833	7,828,833	7,828,833
Trading volume		232,200	284,400	183,500	88,500
Share price (high)	$	0.74	0.75	0.55	0.34
Share price (low)	$	0.56	0.53	0.30	0.28


CRIME
SERENADES
BACK IN
BUSINESS
MIDDLETOWN

MANAGEMENT'S DISCUSSION AND ANALYSIS

This management's discussion and analysis of the financial results of BFS Entertainment & Multimedia Limited ("BFS" or the "Company") for the fifty-two weeks ended May 3, 2008 should be read in conjunction with and is qualified by, the consolidated financial statements and related notes for the fifty-two weeks ended May 3, 2008 ("the Financial Statements"), which have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP"). All of the information presented herein is expressed in Canadian dollars.

This report contains forward-looking statements, including statements regarding the future success of our business strategies and future market opportunities. These statements are neither promises nor guarantees, but involve known and unknown risks and uncertainties that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed in or implied by these forward-looking statements. These risks include risks related to our sales growth, operating results, industry and products as well as other factors discussed below and elsewhere in this report. Readers should not place undue reliance on any such forward-looking statements, which speak only as of the date they were made. We disclaim any obligation to publicly update or revise such statements to reflect any change in our expectations or in events, conditions or circumstances on which any such statements may be based or that may affect the likelihood that actual results will differ from those set forth in the forward-looking statements.

Additional information relating to BFS is filed with SEDAR at www.sedar.com.

This management's discussion and analysis is dated July 31, 2008.

OVERVIEW

BFS is a recognised independent manufacturer and distributor of home video with head office in Toronto, Ontario and sales office in Los Angeles, California.

BFS acquires exclusive rights to film and television programming for home video distribution and broadcast where applicable. Distribution rights are obtained by license, acquisition and co-production from various independent production and television broadcast companies. These programming rights are developed into home video products for North American distribution and where applicable, are licensed internationally.

Programming includes classic dramas, mystery, comedy, sports and documentaries and is sold under the BFS Video, American Home Treasures and Bodhi Lifestyle™ brands. North American distribution is through national retailers, distributors, mail order companies and BFS' direct to consumer division.

BFS' strategy is to continue to acquire new programming and to expand its proprietary programme development, international distribution and direct to consumer electronic delivery.

Sales and earnings decreased from the prior year due to the poor United States economy alongside an unfavourable financial impact on our business due to a continued strong Canadian dollar against the U.S. dollar, which averaged $1.02 in Fiscal 2008 compared to $1.14 in Fiscal 2007. The impact of the reduced exchange rate was approximately a $780,000 reduction in revenue compared to the prior year. Notwithstanding this, in fiscal 2009, we expect our new marketing initiatives to substantially contribute to our 2009 revenues and earnings.

The Company's strategies include:

To achieve significant increases in sales and cash flows.
To continue to seek and acquire new programming content.
To expand current distribution channels.
To develop BFS proprietary programming and production.

RESULTS FROM OPERATIONS AND COMPREHENSIVE INCOME

Selected Annual Information of Operations Data		Fiscal Years Ending May 3, 2008		May 5, 2007
Sales	$	**9,102,446**	$	11,009,798
Cost of goods sold		**3,283,458**		3,998,622
Gross profit		**5,818,988**		7,011,176
Gross profit percentage		**64%**		64%
Selling and administrative expenses		**5,122,140**		5,395,221
Foreign exchange loss		**86,450**		6,359
Interest expense		**17,212**		10,520
Amortization of capital assets and development costs		**379,857**		395,626
Net and comprehensive income		**101,082**		787,408
Basic and diluted earnings per share	$	**0.01**	$	0.10
Weighted average number of shares		**7,828,333**		7,828,333

Sales for the year were $9,102,446 compared to $11,009,798 in the prior year, a decrease of 17%. Sales decreased to both corporate and direct to consumer customers during the year when compared to the prior year primarily due to the poor United States economy alongside an unfavourable financial impact on our business due to a continued strong Canadian dollar against the U.S. dollar, which averaged $1.02 in Fiscal 2008 compared to $1.14 in Fiscal 2007. The impact of the reduced exchange rate was approximately a $780,000 reduction in revenue compared to the prior year. Sales to the United States represented 74% of sales, compared to 76% in the prior year.

Gross profit for the year was $5,818,988 (64% of sales) compared to $7,011,176 (64% of sales) in the prior year.

Selling and administrative expenses for the year were $5,122,140 (56% of sales) compared to $5,395,221 (49% of sales) in the prior year. Selling and administrative expenses decreased by $273,081 over the previous year.

Advertising, promotions and catalogue selling costs increased by $178,978, salary expenses decreased by $126,213 due primarily to a zero year-end bonus accrual in the current year, compared to $135,000 in the prior year, rent decreased by $84,465, resulting from the reversal of a prior year's accrual pending a final settlement for common area costs and shipping costs decreased by $29,541.

A write down of investment in productions of $160,202 was recorded in the prior year, compared to zero in the current year.

Other expenses decreased by $51,638 in the aggregate.

Amortization of capital assets and development costs was $379,857, compared to $395,626 in the prior year.

Net and comprehensive income was $101,082 or $0.01 per share for the year, compared to $787,408 or $0.10 per share in the prior year. The weighted average number of shares outstanding for this year was 7,828,833, unchanged from the prior year.


LittleDevil
BLACK
COFFEE

FOURTH QUARTER

Sales for the fourth quarter were $1,644,714, compared to $2,529,313 during the same quarter last year, a 35% decrease from the prior year. Sales decreased to both corporate and direct to consumer customers during the period when compared to the prior year, primarily due to the poor United States economy alongside an unfavourable financial impact on our business due to a continued strong Canadian dollar against the U.S. dollar.

Selling and administrative expenses for the fourth quarter were $1,217,622 (74% of sales) compared to $1,513,441 (60% of sales) in the prior year. Selling and administrative expenses decreased by $295,819 over the previous year.

Advertising, promotions and catalogue selling costs increased by $87,762, salary expenses decreased by $161,341 due primarily to a zero year-end bonus accrual in the current year, compared to $135,000 in the prior year, rent decreased by $20,170 and bad debts decreased by $12,278.

A write down of investment in productions of $160,202 was recorded in the prior year, compared to zero in the current year.

Other expenses decreased by $29,590 in the aggregate.

Amortization of capital assets and development costs was $127,163, compared to $117,281 in the prior year.

Net and comprehensive loss was $204,399 ($0.03 per share), compared to a net income of $90,289 ($0.01 per share) for the same period last year.


Billy CONNOLLY
Judy DAVIS
The Man Who Sued God
MORSE
STATION JIM
TAKE ME HOME

UNAUDITED QUARTERLY FINANCIAL DATA

(in dollars)	Sales	Net and comprehensive income (loss)	Basic and diluted earnings (loss) per share
2008			
First quarter	**1,950,702**	**56,710**	**0.01**
Second quarter	**2,679,554**	**93,794**	**0.01**
Third quarter	**2,827,476**	**154,977**	**0.02**
Fourth quarter	**1,644,714**	**(204,399)**	**(0.03)**
Full year	**9,102,446**	**101,082**	**0.01**
2007			
First quarter	2,170,625	129,805	0.02
Second quarter	3,334,832	295,111	0.04
Third quarter	2,975,028	272,203	0.03
Fourth quarter	2,529,313	90,289	0.01
Full year	11,009,798	787,408	0.10

FINANCIAL CONDITION AS AT MAY 3, 2008

	Fiscal Years Ending	
Selected data on financial position	**May 3, 2008**	May 5, 2007
Cash and cash equivalents	**$ 853,314**	$ 1,648,089
Net working capital	**2,941,332**	3,027,533
Total assets	**4,900,327**	5,211,636
Total long-term liabilities	**50,178**	45,632
Total liabilities	**1,001,837**	1,414,228
Shareholders' equity	**3,898,490**	3,797,408

Total assets of the Company this year amount to $4,900,327, compared to $5,211,636 in the prior year.

Accounts receivable decreased to $821,140 from $844,585 in the prior year.

Inventory increased to $1,143,936 from $977,210 in the prior year to support the future sales of the new Bodhi Lifestyle™ division.

Prepaid royalties for video products decreased to $726,763 from $746,138 in the prior year.

Investment in productions remained unchanged at $100,000 from the prior year.

Capital assets increased to $560,274 from $383,550 in the prior year. Continuing capital expenditures for master tapes of $203,584 were made this year, compared to $118,047 in the prior year. Capital additions were incurred for website development of $94,989, office computer hardware/software of $93,290 and office furniture of $15,820 during the year.

Development costs of $147,870 were incurred during the fiscal year, compared to $108,116 in the prior year and were related to the design and development of DVD products.

Total liabilities decreased to $1,001,837 from $1,414,228 in the prior year primarily from a decrease in income taxes payable of $196,357, a decrease to zero in the current year for an accrual for salary bonuses, compared to $135,000 in the prior year and a reversal of the prior year's accrual for additional rent expense of $40,000.

Shareholders' equity increased to $3,898,490 from $3,797,408 in the prior year. The share capital as at May 3, 2008 was $2,110,316 with 7,828,333 shares outstanding unchanged from the prior year.

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase pursuant to a normal course issuer bid expiring on September 20, 2008, a maximum of 412,283 common shares of the corporation for cancellation. As at July 31, 2008, the Company has purchased no common shares for cancellation.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

Minimum annual payments due in fiscal years ending	Total	Payment due by period Less than 1 year	1-3 years	4-5 years	After 5 years
Capital lease obligations	$ 103,879	$ 53,701	$ 50,178	-	-
Operating leases	179,000	139,000	40,000	-	-
E-commerce commitment	308,814	100,735	208,079	-	-
Total contractual obligations	$ 591,693	$ 293,436	$ 298,257	-	-

Capital lease obligations are related primarily to computer software and hardware equipment. These obligations bear interest at rates varying between 8.6% and 9.6% per annum.

Operating lease commitments represent the future minimum lease payments under leases primarily for the Company premises. The three year e-commerce commitment consists of a minimum annual subscription fee and monthly managed and hosting fees.

CAPITAL REQUIREMENTS, RESOURCES AND LIQUIDITY

At year-end, the Company had an operating line of credit of $2,000,000 of which zero was outstanding. A registered general agreement providing a first charge over all accounts receivable, inventories and equipment, other than leased assets, has been provided as security for this operating line of credit.

We believe that our current cash will provide us with sufficient capital to meet our stated operating goals. We would expect that any significant new acquisitions would require additional funding.

CONTINGENCIES

In the normal course of business, BFS has been named as a defendant in a legal matter seeking damages. In the opinion of management, this action is without substantial merit and no provision has been made for any potential loss that may arise.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 2006, the CICA issued a new accounting standard: Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Management is currently evaluating the effect of this standard on its consolidated financial statements.

In December 2006, the CICA issued two new accounting standards: Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation, which require additional disclosures relating to fiscal years beginning on or after October 1, 2007. Management is currently evaluating the effect of these standards on its consolidated financial statements.

In March 2007, the CICA issued a new accounting standard: Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management is currently evaluating the effect of this standard on its consolidated financial statements.

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee Abstract 27, Revenues and Expenditures During the Pre-Operating Period and amendments to Accounting Guideline No. 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently evaluating the effect of adopting this standard.

INTERNATIONAL FINANCIAL REPORTING STANDARDS

In 2006, the Accounting Standards Board of Canada announced that accounting standards in Canada are to converge with International Financial Reporting Standards ("IFRS"). In May 2007, the CICA published an updated version of its "Implementation Plan for Incorporating International Financial Reporting Standards into Canadian Generally Accepted Accounting Principles" ("GAAP"). This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian GAAP with IFRS. In February 2008, the CICA confirmed the changeover date from current Canadian GAAP to IFRS to be January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies which must be addressed. The corporation has not yet assessed the future impact of these new standards on its consolidated financial statements.


MURDOCH MYSTERIES
OTHER HALF
COUSINS


Health
Geniuses in Diapers
The BabyHuman


GULF STREAM
AND THE NEXT
ICE AGE


YOGA
GYMBALL
WORKOUT

OTHER

1. New BODHI LIFESTYLE™ Division Announced

BFS announced on August 8, 2007 the formation of its BODHI LIFESTYLE™ Division, which will focus on Health and Wellness programming. BFS will target the BODHI LIFESTYLE™ Division at those with a growing awareness and desire for quality and longevity of life through the maintenance of an active and healthy lifestyle.

The BODHI LIFESTYLE™ Division will parallel the Company's already successful business model in terms of business to business distribution of home video programmes, development of programmes through co-production and production and the expansion of our direct to consumer catalogue and e-commerce site. Other exciting opportunities will exist for the consumer division where BFS anticipates a substantial part of the revenue will be derived from expanded video and lifestyle products.

BFS will utilize its existing and successful distribution channels for its new genre of product, which will generate significant incremental revenues in the future. Health and Wellness is an enormous field with an ever-increasing level of consumer awareness. BFS has an excellent and proven track record in niche marketing and maintains a well-established business model with which to support this new growth opportunity.

The Company has been looking for several years for the right acquisition fit and after careful consideration, its management realised the greatest opportunity lay in extending 'what we already do best'. BFS has the model and now has an extremely large niche to add to its portfolio with extensive opportunities. This will provide BFS with significant increases in earnings growth over the next few years.

The division is scheduled to launch officially in Summer 2008.

2. New E-Commerce Development Agreement

The Company has entered into an agreement with a leading provider of e-commerce retail technology and services for selling online. The agreement provides for the development of an enterprise-class retail e-commerce solution for the updated direct to consumer website.

BUSINESS RISKS AND UNCERTAINTIES

Our ability to generate sales and profit from our business is dependent on a number of risks. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties, including those we do not know about now or that we currently believe are immaterial, may also adversely affect our ability to generate sales and profit.

Foreign Currency

The Company's products are sold to Canadian customers in Canadian funds and to United States customers in United States funds. Increases in the value of the Canadian dollar relative to the United States dollar could adversely affect the Company's results of operations.

Dependency on Intellectual Property

The Company enters into exclusive distribution arrangements with producers and television companies to secure the distribution rights for their programmes. The Company typically agrees to advance cash to the licensors for each title licensed. These cash advances are set up as a prepaid advance and are recovered by the Company from the proceeds on the sale of the product. The recovery of such advances and related mastering costs is dependent on the success of marketing and sale of each title by the Company. The success of the title is not determinable until the time that consumer acceptance can be measured after the title has been released.

Dependency on Key Personnel

The success of BFS is dependent on members of its senior management team. The experience of this team will be a contributing factor to BFS' success and growth. The loss of one or more of the members of the management team might have a material adverse effect on the Company's operations and business prospects.

Risks Associated with Overstock Exchanges

Consistent with industry practice in certain circumstances, the Company allows customers to return product for credit which can only be applied against future purchases. The Company restricts the amount of the return to a percentage of an agreed upon time period of previous sales. There can be no assurance that such product returns will in the future exceed what has been previously experienced by the Company and as a result, it may have a material adverse effect on future operating results. A recorded allowance for overstock exchanges based on the overstock exchanges made over the previous four quarters provides an estimate of future overstock exchanges.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL STATEMENTS

The accompanying consolidated financial statements and all information contained in this annual report are the responsibility of management, who are satisfied with the integrity and objectivity of the information contained therein. The statements have been prepared in accordance with policies and procedures established by management and conform to Canadian generally accepted accounting principles, reflecting management's best estimates and judgements.

In management's opinion, these consolidated financial statements reflect fairly the financial position of the Company, the results of its operations and the changes in cash flow. The Company's procedures and related internal control systems are designed to provide reasonable assurance that the assets are safeguarded and reliable financial records are maintained.

Lipton, Wiseman, Altbaum & Partners LLP, Chartered Accountants, as the shareholders' auditors, have audited the consolidated financial statements and their report appears here. Their opinion is based on an examination conducted in accordance with Canadian generally accepted auditing standards, which includes a review of the Company's accounting policies and procedures and where appropriate, a limited review of the Company's internal control systems. They obtain sufficient audit evidence to provide reasonable assurance that the consolidated financial statements are presented fairly, in all material respects, in accordance with Canadian generally accepted accounting principles.

The Audit Committee, which consists of non-executive directors, meets with management and the external auditors to review the Company's consolidated financial statements before recommending the statements to the Board of Directors for approval.

Denis B.E. Donnelly
Chairman, President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

AUDITORS' REPORT

To the Shareholders of BFS Entertainment & Multimedia Limited

We have audited the consolidated balance sheets of BFS Entertainment & Multimedia Limited as at May 3, 2008 and May 5, 2007 and the consolidated statements of operations and comprehensive income, retained earnings and cash flows for the fifty-two weeks ended May 3, 2008 and the fifty-two weeks ended May 5, 2007. These consolidated financial statements are the responsibility of the corporation's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the corporation as at May 3, 2008 and May 5, 2007 and the results of its operations and comprehensive income and its cash flows for the fifty-two weeks ended May 3, 2008 and the fifty-two weeks ended May 5, 2007 in accordance with Canadian generally accepted accounting principles.

Lipton, Wiseman, Altbaum & Partners LLP

Chartered Accountants, Toronto, Ontario
June 20, 2008

CONSOLIDATED BALANCE SHEETS

as at		May 3, 2008		May 5, 2007
Assets				
Current:				
Cash and cash equivalents	**$**	**853,314**	$	1,648,089
Accounts receivable		**821,140**		844,585
Inventories		**1,143,936**		977,210
Prepaid video royalties		**726,763**		746,138
Prepaid expenses and deposits		**253,334**		180,107
Income taxes recoverable		**94,504**		-
		3,892,991		4,396,129
Investment in productions		**100,000**		100,000
Development costs (Note 4)		**189,886**		162,000
Trademarks and other intangibles (Note 5)		**49,099**		24,443
Capital assets (Note 6)		**560,274**		383,550
Future income taxes		**108,077**		145,514
	$	**4,900,327**	$	5,211,636
Liabilities				
Current:				
Accounts payable and accrued liabilities	**$**	**897,958**	$	1,128,182
Income taxes payable		**-**		196,357
Capital lease obligations due within one year (Note 7)		**53,701**		44,057
		951,659		1,368,596
Capital lease obligations (Note 7)		**50,178**		45,632
		1,001,837		1,414,228
Shareholders' Equity				
Capital stock (Note 8)		**2,110,316**		2,110,316
Retained earnings		**1,788,174**		1,687,092
		3,898,490		3,797,408
	$	**4,900,327**	$	5,211,636

See accompanying notes to consolidated financial statements

These consolidated financial statements are approved by and on behalf of the Board of Directors:

Director

Director

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME

For the period ended		**May 3, 2008** *Fifty-two weeks*		May 5, 2007 *Fifty-two weeks*
Sales	**$**	**9,102,446**	$	11,009,798
Cost of goods sold		**3,283,458**		3,998,622
Gross profit		**5,818,988**		7,011,176
Expenses:				
Selling		**2,604,970**		2,670,735
Administrative		**2,517,170**		2,724,486
Foreign exchange loss		**86,450**		6,359
Interest expense (Note 7)		**17,212**		10,520
Amortization		**379,857**		395,626
		5,605,659		5,807,726
Income before income taxes		**213,329**		1,203,450
Income taxes: (Note 9)				
Current		**74,810**		367,108
Future		**37,437**		48,934
		112,247		416,042
Net and comprehensive income	**$**	**101,082**	$	787,408
Weighted average number of shares		**7,828,333**		7,828,333
Basic and diluted earnings per share (Note 8)	**$**	**0.01**	$	0.10

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

For the period ended		**May 3, 2008** *Fifty-two weeks*		May 5, 2007 *Fifty-two weeks*
Retained earnings – beginning of period	**$**	**1,687,092**	$	1,134,534
Net and comprehensive income		**101,082**		787,408
	$	**1,788,174**	$	1,921,942
Dividends paid		**-**		(234,850)
Retained earnings – end of period	**$**	**1,788,174**	$	1,687,092

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENTS OF CASH FLOW

For the Period ending		**May 3, 2008** *Fifty-two weeks*		May 5, 2007 *Fifty-two weeks*
Operating activities:				
Net and comprehensive income	**$**	**101,082**	$	787,408
Items not affecting cash flows:				
Future income taxes		**37,437**		48,934
Amortization of capital assets		**254,529**		271,830
Amortization of development costs		**119,984**		122,953
Amortization of trademarks and other intangibles		**5,344**		843
Write down of investment in productions		**-**		160,202
		518,376		1,392,170
Net changes in non-cash working capital balances (Note 10a)		**(718,218)**		(27,281)
Cash flows provided by (used in) operating activities		**(199,842)**		1,364,889
Financing activities:				
Repayment of capital lease obligations		**(60,722)**		(40,955)
Dividends paid		**-**		(234,850)
Cash flows used in financing activities		**(60,722)**		(275,805)
Investing activities:				
Additions to investment in productions		**-**		(51,818)
Additions to development costs		**(147,870)**		(108,116)
Additions to trademarks and other intangibles		**(30,000)**		(565)
Additions to capital assets (Note 10b)		**(356,341)**		(149,437)
Cash flows used in investing activities		**(534,211)**		(309,936)
Net change in cash position		**(794,775)**		779,148
Cash and cash equivalents – beginning of period		**1,648,089**		868,941
Cash and cash equivalents – end of period	**$**	**853,314**	$	1,648,089
Components of cash and cash equivalents:				
Cash	**$**	**103,314**	$	648,089
Short-term investment		**750,000**		1,000,000
	$	**853,314**	$	1,648,089

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Fifty-Two Weeks Ended May 3, 2008 and the Fifty-Two Weeks Ended May 5, 2007

1 | NATURE OF BUSINESS

BFS Entertainment & Multimedia Limited (the "corporation") was incorporated under the laws of Ontario on February 4, 1980.

The corporation is a recognised independent manufacturer and distributor of home videos. The corporation markets and distributes a specialty line of home videos throughout North America. Under exclusive North American license agreements, the corporation sells its products through various channels, including retailers, distributors, mail order houses as well as its own specialized mail order catalogue.

2 | ACCOUNTING POLICIES

The significant accounting policies of the corporation and its subsidiaries conform with Canadian generally accepted accounting principles and are summarized below:

(a) Basis of consolidation

The consolidated financial statements include the accounts of the corporation and its wholly-owned subsidiaries, BFS Entertainment Limited (U.S. corporation), Collectables Direct Inc., Collectables Direct Inc. (U.S. corporation), BFS Film & Television Productions Inc. and Oopsadaisy Television Productions Inc. All intercompany transactions and balances have been eliminated.

(b) Management estimates

The preparation of these consolidated financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. The allowance for doubtful accounts, returns for overstock exchanges, net realisable value of inventory, prepaid video royalties, investment in productions and the valuation of future income taxes are subject to significant estimates. Actual amounts could differ from these estimates.

(c) Cash and cash equivalents

Cash and cash equivalents include cash on hand and balances with banks, net of bank overdrafts and highly liquid temporary money market instruments with original maturities of twelve months or less. Bank borrowings are considered to be financing activities.

(d) Accounts receivable

Accounts receivable are carried at amounts due, net of a provision for amounts estimated to be uncollectable and net of an allowance for estimated returns for overstock exchanges.

(e) Inventories

Inventories are valued at the lower of cost, determined on a first-in, first-out basis and net realisable value and includes an allowance for estimated returns for overstock exchanges.

(f) Prepaid video royalties

The corporation makes advance royalty payments to secure its video license agreements. These payments are treated as prepaid video royalties and are expensed as part of cost of goods sold when sales are made. Prepaid video royalties are recorded at the lower of cost and estimated net realisable value.

(g) Investment in productions

Investment in productions relating to the development of DVDs and films have been capitalized and will be amortized over their estimated useful life once the assets are put into commercial use. The investment in productions is recorded at the lower of cost and estimated net realisable value.

(h) Development costs

Development costs relating to the design and development of video products are amortized over their estimated useful life of 4 years on a straight-line basis.

(i) Trademarks and other intangibles

Trademarks and other intangibles include trademarks and a licensing agreement. These assets are recorded at cost less accumulated amortization. Amortization is provided for on a straight-line basis over the estimated useful life of the assets at the following annual rates:

Trademarks	40 years
Licensing agreement	5 years

(j) Capital assets

Capital assets are stated at cost less accumulated amortization. Amortization is provided for over the estimated useful life of the assets at the following annual rates and methods:

Office and warehouse equipment	20% – declining balance
Computer hardware	30% – declining balance
Computer software	2 years – straight-line
E-commerce development	5 years – straight-line
Leasehold improvements	Straight-line over the term of the lease plus the first renewal period (10 years)
Master tapes	4 years – straight-line
Equipment under capital leases:	
Computer hardware and software	Straight-line over the term of the related leases

(k) Revenue recognition

The corporation earns its revenue from the sale and delivery of products to its customers. Revenue, net of allowance of estimated returns for overstock exchanges, is recorded when the products are shipped to customers and collectability is reasonably assured.

(l) Future income taxes

The corporation uses the liability method to record income taxes. Future income tax assets and liabilities are determined based on the differences between the financial reporting and tax value of assets and liabilities and are measured using the substantively enacted tax rates and laws that are expected to be in effect in the periods in which the future income tax assets or liabilities are expected to be settled or realised.

(m) Foreign currency translation

The temporal method is used to translate the transactions and balances of the corporation that are denominated in foreign currencies. Under this method, monetary assets and liabilities and non-monetary items carried at market values are translated at the year-end exchange rate; other non-monetary items are translated at their historical exchange rate. Revenue and expenses are translated at weighted average exchange rates, except for amortization, which is translated at the historical exchange rate applicable to the related assets. Exchange gains and losses are recognised currently in earnings.

(n) Stock-based compensation

The corporation recognises the value of stock options earned during the year as a compensation expense. The fair value of stock options is determined using the Black-Scholes option pricing model. Once fair value is measured, the value is expensed over the period options vest and contributed surplus will be increased by the corresponding amount. No stock options were granted during the year.

(o) Earnings per share

Earnings per share is calculated using the weighted average number of shares outstanding during the fiscal period amounting to 7,828,333 (2007 - 7,828,333). Diluted earnings per share is calculated using the treasury method.

(p) Impairment of long-lived assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment is assessed by comparing the carrying amount of an asset with its expected future net undiscounted cash flows from use together with its residual value. If such assets are considered to be impaired, the impairment to be recognised is measured by the amount by which the carrying amount of the assets exceeds their net recoverable value. To date, no impairments on long-lived assets have been incurred.

(q) Recently issued accounting pronouncements

In December 2006, the CICA issued a new accounting standard: Section 1535, Capital Disclosures, which requires the disclosure of both qualitative and quantitative information that enables users of financial statements to evaluate the entity's objectives, policies and processes for managing capital. The new standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2007. Management is currently evaluating the effect of this standard on its consolidated financial statements.

In December 2006, the CICA issued two new accounting standards: Section 3862, Financial Instruments - Disclosures and Section 3863, Financial Instruments - Presentation, which require additional disclosures relating to fiscal years beginning on or after October 1, 2007. Management is currently evaluating the effect of these standards on its consolidated financial statements.

In March 2007, the CICA issued a new accounting standard: Section 3031, Inventories, which provides more extensive guidance on the recognition and measurement of inventories and related disclosures. This new standard applies to interim and annual financial statements relating to fiscal years beginning on or after January 1, 2008. Management is currently evaluating the effect of this standard on its consolidated financial statements.

In January 2008, the CICA issued Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, Goodwill and Other Intangible Assets and results in the withdrawal of Section 3450, Research and Development Costs and Emerging Issues Committee Abstract 27, Revenues and Expenditures During the Pre-Operating Period and amendments to Accounting Guideline No. 11, Enterprises in the Development Stage. The standard provides guidance on the recognition of intangible assets in accordance with the definition of an asset and the criteria for asset recognition as well as clarifying the application of the concept of matching revenues and expenses, whether these assets are separately acquired or internally developed. This standard applies to interim and annual financial statements relating to fiscal years beginning on or after October 1, 2008. Management is currently evaluating the effect of adopting this standard.

(r) International Financial Reporting Standards

In 2006, the Accounting Standards Board of Canada announced that accounting standards in Canada are to converge with International Financial Reporting Standards ("IFRS"). In May 2007, the CICA published an updated version of its "Implementation Plan for Incorporating International Financial Reporting Standards into Canadian Generally Accepted Accounting Principles" ("GAAP"). This plan includes an outline of the key decisions that the CICA will need to make as it implements the Strategic Plan for publicly accountable enterprises that will converge Canadian GAAP with IFRS. In February 2008, the CICA confirmed the changeover date from current Canadian GAAP to IFRS to be January 1, 2011. While IFRS uses a conceptual framework similar to Canadian GAAP, there are significant differences in accounting policies which must be addressed. The corporation has not yet assessed the future impact of these new standards on its consolidated financial statements.

3 I CHANGES IN ACCOUNTING POLICIES

In April 2005, the CICA issued three new accounting standards: Handbook Section 1530, Comprehensive Income, Section 3855, Financial Instruments, Recognition and Measurement and Section 3865, Hedges. Effective May 6, 2007, the corporation adopted these new accounting standards. The adoption of the above new Handbook sections is on a prospective basis without retroactive restatement of prior periods.

Changes in accounting policies in conformity with these new accounting standards are as follows:

(a) Comprehensive income

Section 1530 introduces the concept of comprehensive income, which is calculated by adding other comprehensive income to net income or net loss. Other comprehensive income represents changes in shareholders' equity arising from transactions and other events with non-owner sources. For the fiscal year ended May 3, 2008, the corporation has no other comprehensive income or loss and has a zero balance of accumulated other comprehensive income or loss.

(b) Financial instruments

Section 3855 requires that all financial assets and liabilities be carried at fair value in the consolidated balance sheet, except for loans and receivables, financial assets held to maturity and nontrading liabilities. The latter are carried at amortized cost using the effective interest method. Changes in the fair value of financial instruments carried at fair value are charged or credited to the consolidated statement of operations for the current year.

This new standard requires the corporation to make certain elections, upon initial adoption, regarding the accounting policy to be used to account for each financial instrument. This new standard also requires that the transaction costs incurred in connection with the issuance of financial instruments either be capitalized and presented as a reduction of the carrying value of the related financial instrument or expensed as incurred. If the transaction costs are capitalized, they must be amortized to income using the effective interest method.

Following is a summary of the accounting treatment the corporation has elected to apply to each of its categories of financial instruments outstanding as of May 6, 2007:

Assets/liabilities	Category	Measurement
Cash and cash equivalents	Available for sale	Fair value
Accounts receivable	Loans and receivables	Amortized cost
Accounts payable and accrued liabilities	Other liabilities	Amortized cost
Capital lease obligations	Other liabilities	Amortized cost

(c) Hedges

Section 3865 addresses the identification, designation, documentation and effectiveness of hedging transactions for the purpose of applying hedge accounting. It also establishes conditions for applying and the discontinuance of hedge accounting and hedge effectiveness testing requirements. As at May 3, 2008, there were no outstanding hedging transactions and the corporation did not enter into any hedging transactions during the year.

4 I DEVELOPMENT COSTS

(in dollars)	Cost	Accumulated Amortization	Net May 3, 2008	Net May 5, 2007
Development costs	**1,533,676**	**1,343,790**	**189,886**	162,000

During the fiscal period, costs of $147,870 (2007 - $108,116) were capitalized and amortization on development costs amounted to $119,984 (2007 - $122,953).

5 I TRADEMARKS AND OTHER INTANGIBLES

(in dollars)	Cost	Accumulated Amortization	Net May 3, 2008	Net May 5, 2007
Trademarks	**33,738**	**10,139**	**23,599**	24,443
Licensing agreements	**30,000**	**4,500**	**25,500**	-
	63,738	**14,639**	**49,099**	24,443

During the fiscal period, costs of $30,000 (2007 - $565) were capitalized and amortization on trademarks and other intangibles amounted to $5,344 (2007 - $843).

6 I CAPITAL ASSETS

(in dollars)	Cost	Accumulated Amortization	Net May 3, 2008	Net May 5, 2007
Office and warehouse equipment	**342,116**	**289,706**	**52,410**	50,214
Computer hardware and software	**799,431**	**748,155**	**51,276**	44,172
E-commerce development	**94,989**	**-**	**94,989**	-
Leasehold improvements	**97,376**	**83,369**	**14,007**	23,360
Master tapes	**2,765,095**	**2,521,395**	**243,700**	179,047
	4,099,007	**3,642,625**	**456,382**	296,793
Assets under capital leases:				
Computer hardware and software	**159,363**	**55,471**	**103,892**	86,757
	4,258,370	**3,698,096**	**560,274**	383,550

During the fiscal period, amortization on capital assets amounted to $196,750 (2007 - $231,234) and amortization on assets under capital leases amounted to $57,779 (2007 - $40,596).

7 I LEASE OBLIGATIONS

The following is a summary of the corporation's lease obligations due in future fiscal years:

(in dollars)	Capital Leases	Operating Leases	E-commerce Commitment
2009	**60,492**	**139,000**	**100,735**
2010	**44,045**	**40,000**	**102,938**
2011	**8,918**	**-**	**102,938**
2012	**-**	**-**	**2,203**
	113,455		
Less interest portion	**9,576**		
Present value of minimum lease payments	**103,879**		
Less amounts due within one year	**53,701**		
	50,178	**179,000**	**308,814**

The capital leases bear interest at rates varying between 8.64% and 9.56% per annum. During the year, the corporation paid interest totalling $9,338 (2007 - $5,216) on its capital lease obligations.

The corporation is required to pay all realty taxes and certain other occupancy costs for the building operating lease.

The three year e-commerce commitment consists of a minimum annual subscription fee and monthly managed and hosting fees.

8 | CAPITAL STOCK

Authorized:

Unlimited Common shares

Issued:

	May 3, 2008	May 5, 2007
7,828,333 (2007 - 7,828,333) Common shares of par value of $1 each	**$ 2,110,316**	$ 2,110,316

On September 17, 2007, the corporation received approval from the TSX Venture Exchange to purchase, pursuant to a normal course issuer bid expiring September 20, 2008, a maximum of 412,283 common shares of the corporation for cancellation. Pursuant to the approval, the corporation has purchased no common shares for cancellation to June 20, 2008.

Stock option and bonus plan:

As at May 3, 2008, the corporation has a stock option plan for directors, officers and employees enabling them to purchase common shares of the corporation. A total of 1,175,000 common shares of the corporation have been reserved for options under this plan. Each option entitles the holder to purchase one common share of the corporation. As at May 3, 2008, there were no options outstanding.

The corporation has reserved 400,000 common shares under a stock bonus plan. These common shares will be issued from time to time as approved by the board of directors. As of May 3, 2008, 40,000 common shares have been issued under this plan.

The following table sets out the stock option plan as at May 3, 2008 and May 5, 2007 and changes during the periods then ended:

	May 3, 2008		May 5, 2007	
	Shares	**Weighted Average Exercise Price**	Shares	Weighted Average Exercise Price
Outstanding – beginning of period	-	-	250,000	$ 0.70
Expired or cancelled during the period	-	-	(250,000)	(0.70)
Outstanding – end of period	-	-	-	-
Options exercisable – end of period	-	-	-	-

Stock-based compensation:

The corporation recognises a compensation expense for grants of stock, stock options and other equity instruments to directors, officers and employees, based on the estimated fair value of the instruments at the grant date.

During the fifty-two weeks ended May 3, 2008, the corporation issued no stock options.

Earnings per share:

The following table sets out the computation of basic and diluted earnings per share:

	May 3, 2008	May 5, 2007
Numerator:		
Net income available to common shareholders	**$ 101,082**	$ 787,408
Denominator:		
Weighted average shares for basic earnings per share	**7,828,333**	7,828,333
Weighted average shares for diluted earnings per share	**7,828,333**	7,828,333
Basic and diluted earnings per share	**$ 0.01**	$ 0.10

9 | INCOME TAXES

The following table reconciles the statutory Federal and Provincial income tax rates to the effective income tax rate on the income before income taxes:

	May 3, 2008	May 5, 2007
Income before income taxes	**$ 213,329**	$ 1,203,450
Combined basic Federal and Provincial income tax provision at statutory rates	**77,054**	434,686
Reassessment and adjustment of prior year's tax provisions	**18,169**	-
Timing differences between CCA and amortization	**(19,672)**	(11,432)
Other	**36,696**	(7,212)
Income taxes	**$ 112,247**	$ 416,042
Effective income tax rate expressed as a percentage	**52.6**	34.6

The corporation's future income tax asset is the result of differences in the net book value and undepreciated capital costs of the development costs and capital assets.

10 | STATEMENT OF CASH FLOWS

(a) Net changes in non-cash working capital balances:

	May 3, 2008	May 5, 2007
Decrease (increase) in accounts receivable	**$ 23,445**	$ (204,373)
Increase in inventories	**(166,726)**	(59,180)
Decrease (increase) in prepaid video royalties	**19,375**	(154,428)
Increase in income taxes recoverable	**(94,504)**	-
Increase in prepaid expense and deposits	**(73,227)**	(31,042)
Increase (decrease) in accounts payable and accrued liabilities	**(230,224)**	412,017
Increase (decrease) in income taxes payable	**(196,357)**	9,725
	$ (718,218)	$ (27,281)

During the fiscal period, the corporation paid interest of approximately $17,200 (2007 - $10,500) and income taxes of approximately $353,600 (2007 - $352,900).

(b) Purchase of capital assets

During the year, the corporation purchased capital assets in the amount of $431,253, of which $74,912 was financed by capital leases, resulting in cash payments of $356,341.

11 | RELATED PARTY INFORMATION

During the year, the corporation entered into a trademark licensing agreement with an enterprise controlled by a related party of the controlling shareholder. This controlling shareholder is an executive having significant influence over the corporation.

The agreement provides for the use of the BODHI LIFESTYLE™ trademark by the subsidiary over a five-year period commencing in August 2007, for which the corporation paid $30,000 to offset legal and trademark registration costs incurred by the related party's enterprise. The amount will be amortized on a straight-line basis over the term of the agreement and the carrying value will be evaluated on a regular basis. This transaction was carried out in the normal course of business and is measured at the exchange amount (see Note 5).

12 | SEGMENTED INFORMATION

The corporation operates in the home entertainment industry in North America and sells primarily to customers in the United States. Sales to customers in the United States and Canada amounted to approximately $6,742,000 (2007- $8,374,000) and $2,360,000 (2007 - $2,576,000) respectively, with the balance of sales to customers in other foreign countries.

13 | FINANCIAL INSTRUMENTS

Fair value

The corporation's financial instruments include cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities and capital lease obligations.

The fair value of cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities approximates carrying value due to their current nature. The fair value of the capital lease obligations has been estimated based on quoted market prices for same or similar instruments and in management's opinion, approximates carrying value.

Interest rate risk

The corporation is exposed to interest rate risk on fluctuations in interest rates on its short-term investment. Due to its short-term nature, interest on the short-term investment is not expected to have a significant impact on cash flows. Since interest rates on the capital lease obligations are fixed, it is management's opinion that the interest rate exposure is not significant. The corporation has considered, but does not use derivative financial instruments to reduce its exposure to interest rate risk on its cash and cash equivalents.

Currency risk

The corporation conducts a significant portion of its operations with corporations and/or customers in the United States. As a result, a significant amount of sales (74%), expenses (18%), cash and cash equivalents (8%), accounts receivable (89%), prepaid video royalties (51%) and accounts payable and accrued liabilities (20%) were incurred or are carried in United States dollars. The corporation occasionally uses forward contracts to reduce exposure to currency risk.

Credit risk

Concentration of credit risk arises when a group of customers have a similar characteristic such that their ability to meet their obligations is expected to be affected similarly by changes in economic or other conditions. For the corporation, significant concentrations of credit risk are related to industries and geographic location. The corporation's accounts receivable are primarily due from United States based corporations in the entertainment industry.

14 | CONTINGENT LIABILITY

In the normal course of business, the corporation has been named as a defendant in a legal matter seeking damages. In the opinion of management, this action is without substantial merit and no provision has been made for any potential loss that may arise.

15 | COMPARATIVE FIGURES

Certain figures in the 2007 consolidated financial statements have been re-classified to conform with the basis of presentation used in 2008.

SHAREHOLDERS INFORMATION

BOARD OF DIRECTORS

David E. Chapman, Partner
Bresver, Grossman, Scheininger & Chapman LLP

Denis B.E. Donnelly
Chairman of the Board
President and Chief Executive Officer
BFS Entertainment & Multimedia Limited

Warren Palitz [1,2]
Private Investor
Philadelphia, PA, USA

Mark C. Shoniker [1,2]
Executive, Financial Services
Toronto, Ontario

C. Mark Zeilstra [1,2]
Company Director
Winnipeg, Manitoba

[1] | Member of the Audit Committee
[2] | Member of the Compensation Committee

OFFICERS

Denis B.E. Donnelly
President and Chief Executive Officer

John P. Grzybowski, MBA, CA
Chief Financial Officer

David E. Chapman
Secretary

AUDITORS

Lipton, Wiseman, Altbaum & Partners LLP
Toronto, Ontario

LEGAL COUNSEL

Bresver, Grossman, Scheininger & Chapman LLP
Toronto, Ontario
Stikeman Elliott LLP, Toronto, Ontario
Lawrence Graham, London, England

STOCK EXCHANGE LISTING

TSX Venture Exchange
Trading Symbol: BFS

TRANSFER AGENT

CIBC Mellon Trust Company
Toronto, Ontario

BANKERS

RBC Royal Bank, Media & Entertainment
Toronto, Ontario

CORPORATE HEADQUARTERS

360 Newkirk Road
Richmond Hill, Ontario
Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292
E-Mail: info@bfsent.com
Website: www.bfsent.com

ANNUAL MEETING

The Annual Meeting of the Company's Shareholders
will be held on
Tuesday, September 16, 2008 at 11:00 a.m.
in the Lake Huron Room at Stikeman Elliott LLP
Commerce Court West, 53rd Floor, 199 Bay Street
Toronto, Ontario, Canada

END

B·F·S ENTERTAINMENT & MULTIMEDIA LIMITED

BFS ENTERTAINMENT & MULTIMEDIA LIMITED
360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
T 905.884.2323 **F** 905.884.8292 www.bfsent.com

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